

April 1, 2024

Tan Hock Chye
Chief Financial Officer
SEATech Ventures Corp.
11-05 & 11-06, Tower A , Avenue 3 Vertical Business Suite
Jalan Kerinchi, Bangsar South, 59200
Kuala Lumpur, Malaysia

> **Re: SEATech Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K filed November 2, 2023**
> **File No. 333-230479**

Dear Tan Hock Chye:

     We have reviewed your March 25, 2024 response to our comment letter and have the following comment(s).

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Form 8-K Filed November 2, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 1

1.   We note from your disclosure in your Item 8.01 Form 8-K/A filed March 22, 2024 that you continue "to work towards fulfilling the conditions precedent outlined in the Agreement and obtaining any necessary approvals from regulatory authorities" with regards to your acquisition of Just Supply Chain Limited. Please reconcile this disclosure with the representations made in your March 25, 2024 response letter to us that you have cancelled this transaction. If you have indeed cancelled this transaction, please file an amended Form 8-K noting this significant event.

Please contact Amy Geddes at 202-551-3304 or Stephen Kim at 202-551-3291 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services